Exhibit 99.1

BIT ORIGIN LTD

27F, Samsung Hub

3 Church Street Singapore 049483

PROXY STATEMENT AND NOTICE OF
SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of	January 2, 2024
Bit Origin Ltd

To our shareholders:

It is my pleasure to invite you to our Special Meeting of Shareholders (the “Special Meeting”) on
February 6, 2024, at 10 a.m., local time (February 5, 2024, at 9 p.m., Eastern Time). The meeting will be held at our executive office at 27F, Samsung Hub, 3 Church Street, Singapore 049483.

The matters to be acted upon at the meeting are described in the Notice of Special Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Lucas Wang
Lucas Wang
Chief Executive Officer and Chairman of the Board

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
BIT ORIGIN LTD

TIME:	February 6, 2024, at 10 a.m., local time (February 5, 2024, at 9 p.m., Eastern Time)

PLACE:	27F, Samsung Hub, 3 Church Street, Singapore 049483

ITEMS OF BUSINESS:

Proposal One	By an ordinary resolution, to increase the share capital from US$3,000,000 divided into 10,000,000 shares of US$0.30 each to US$150,000,000 divided into 500,000,000 shares of US$0.30 each; and

Proposal Two

By a special resolution to amend and replace section 8 of the Memorandum of Association with the following:

“The authorised share capital of the Company is US$150,000,000 divided into 500,000,000 shares of US$0.30 each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”

Proposal Three	By an ordinary resolution, to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One or Proposal Two.

WHO MAY VOTE:	You may vote if you were a shareholder of record on December 26, 2023.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about January 2, 2024.

By order of the Board of Directors,

/s/ Lucas Wang
Lucas Wang
Chief Executive Officer and Chairman of the Board

ABOUT THE SPECIAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal One	By an ordinary resolution, to increase the share capital from US$3,000,000 divided into 10,000,000 shares of US$0.30 each to US$150,000,000 divided into 500,000,000 shares of US$0.30 each; and

Proposal Two

By a special resolution to amend and replace section 8 of the Memorandum of Association with the following:

“The authorised share capital of the Company is US$150,000,000 divided into 500,000,000 shares of US$0.30 each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”

Proposal Three	By an ordinary resolution, to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and/or Proposal Two.

 Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on December 26, 2023, which we refer to as the “Record Date.” Each ordinary share is entitled to one vote. As of December 26, 2023, we had 5,532,897 ordinary shares outstanding.

How do I vote before the Special Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing and returning the enclosed proxy card; or

(3)	During the Special Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Special Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Special Meeting, (2) voting again over the Internet prior to the time of the Special Meeting, or (3) voting at the Special Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposals One, Two, and Three in accordance with the best judgment of the named proxies on any other matters properly brought before the Special Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

May shareholders ask questions at the Special Meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the Special Meeting. You may also submit questions in advance via email to ir@bitorigin.io. Such questions will also be addressed at the end of the Special Meeting.

How many votes must be present to hold the Special Meeting?

Your shares are counted as present at the Special Meeting if you attend the Special Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Special Meeting, one-third (1/3rd) of our outstanding ordinary shares as of December 26, 2023 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Special Meeting. If a quorum is not present or represented, the Chairman of the Special Meeting may, with the consent of the Special Meeting, adjourn the Special Meeting from time to time, without notice other than announcement at the Special Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal One.  The change of authorized share capital. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting.

Proposal Two.  The amendment and replacement of section 8 of the Memorandum of Association. This proposal requires affirmative (“FOR”) votes of two-thirds of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting.

Proposal Three. The adjournment of the Special Meeting. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Special Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Special Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a stockholder who is present at the Special Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Special Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Special Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the Proposals One and Two because they are considered non-routine matters. Your broker or nominee may vote your shares in its discretion either for or against Proposal Three because it is considered as a routine matter.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Special Meeting.

PROPOSAL ONE

BY AN ORDINARY RESOLUTION, TO INCREASE THE SHARE CAPITAL FROM US$3,000,000 DIVIDED INTO 10,000,000 SHARES OF US$0.30 EACH TO US$150,000,000 DIVIDED INTO 500,000,000 SHARES OF US$0.30 EACH

(ITEM 1 ON THE PROXY CARD)

General

The Board of Directors (the “Board”) approved, and directed that there be submitted to the shareholders of the Company to approve, by an ordinary resolution, to change the authorized share capital from US$3,000,000 divided into 10,000,000 shares of US$0.30 each to US$150,000,000 divided into 500,000,000 shares of US$0.30 each.

Potential Effects

If shareholders approve this proposal, the change of the authorized share capital of the Company will become effective immediately upon such approval.

Future issuances of the Company’s ordinary shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of shares.

Vote Required

This proposal requires affirmative (“FOR”) votes of at least a majority of vote cast by shareholders present or represented by proxy and entitled to vote at the Special Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

BY A SPECIAL RESOLUTION, TO AMEND AND REPLACE SECTION 8 OF THE COMPANY’S MEMORANDUM OF ASSOCIATION
(ITEM 2 ON THE PROXY CARD)

General

The Board approved, and directed that there be submitted to the shareholders of the Company to approve, an amendment to the Company’s Memorandum of Association to replace section 8 with the following:

“The authorised share capital of the Company is US$150,000,000 divided into 500,000,000 shares of US$0.30 each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”

Potential Effects

If shareholders approve this proposal, the amendment of the Memorandum of Association of the Company will become effective immediately upon such approval. The result of this Proposal Two will not affect the power of the Board to implement to change of share capital, if Proposal One is approved.

Vote Required

This proposal requires affirmative (“FOR”) votes of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Special Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

BY AN ORDINARY RESOLUTION, TO ADJOURN THE SPECIAL MEETING TO A LATER DATE OR DATES, IF NECESSARY

(ITEM 3 ON THE PROXY CARD)

General

The Proposal Three, if adopted, will allow the Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Proposal One and/or Proposal Two.

If the Proposal Three is not approved by our shareholders, the Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Proposal One and/or Proposal Two.

Vote Required

This proposal requires affirmative (“FOR”) votes of at least a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Special Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Special Meeting or other information related to the proxy solicitation, you may contact the Company at 347-556-4747.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to Bit Origin Ltd, 27F, Samsung Hub 3 Church Street, Singapore 049483. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

ControlNumber:	NumberofShares:	RegisteredShareholder:

BIT ORIGIN LTD

27F, Samsung Hub 3 Church Street

Singapore 049483

PROXY

Solicited on Behalf of the Board of Directors for the Special Meeting of Shareholders on February 6, 2024

The undersigned hereby appoints Lucas Wang as the proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Bit Origin Ltd which the undersigned is entitled to vote at the Special Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted: (i) “FOR” the change of authorized share capital in Item 1, (ii) “FOR” the amendment and replacement of section 8 of the Memorandum of Association in item 2, and (ii) “FOR” the adjournment in Item 3.

Item 1	By an ordinary resolution, to increase the share capital from US$3,000,000 divided into 10,000,000 shares of US$0.30 each to US$150,000,000 divided into 500,000,000 shares of US$0.30 each; and

☐ For	☐ Against	☐ Abstain

Item 2

By a special resolution to amend and replace section 8 of the Memorandum of Association with the following:

“The authorised share capital of the Company is US$150,000,000 divided into 500,000,000 shares of US$0.30 each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”

☐ For	☐ Against	☐ Abstain

Proposal Three	By an ordinary resolution, to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and/or Proposal Two.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Special Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: , 20

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the stockholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to http://onlineproxyvote.com/BTOG/ at any time 24 hours a day.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement, the form of Proxy Card and the Company’s Annual Report to Shareholders are available at http://onlineproxyvote.com/BTOG/